SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 5 )*

Material Sciences Corporation
(Name of Issuer)
Common Stock, $.02 par value
(Title of Class of Securities)
576674105
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 576674105	13G	Page 2 of 9 pages

(1)	Names of Reporting Persons	RBF CAPITAL, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	229,320
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	229,320
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		229,320
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.2%
(12)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 576674105	13G	Page 3 of 9 pages

(1)	Names of Reporting Persons	RICHARD B. FULLERTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	229,320
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	229,320
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		229,320
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.2%
(12)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 576674105	13G	Page 4 of 9 pages

(1)	Names of Reporting Persons	FULLERTON CAPITAL PARTNERS, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	229,320
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	229,320
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		229,320
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		2.2%
(12)	Type of Reporting Person (See Instructions)		PN

CUSIP No. 576674105	13G	Page 5 of 9 pages

(1)	Names of Reporting Persons	SYCAMORE OPPORTUNITIES FUND, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		0%
(12)	Type of Reporting Person (See Instructions)		PN

CUSIP No. 576674105	13G	Page 6 of 9 pages

Item 1(a).      Name of Issuer:

Material Sciences Corporation

Item 1(b).      Address of Issuer’s Principal Executive Offices:

2200 East Pratt Boulevard
Elk Grove Village, IL  60007

Item 2(a).      Names of Persons Filing:

RBF Capital, LLC (“RBF”)
Richard B. Fullerton
Fullerton Capital Partners, L.P. (“Fullerton Capital”)
Sycamore Opportunities Fund, L.P. (“Sycamore”)

Item 2(b).      Address of Principal Business Office or, if none, Residence:

The business office of each reporting person is:

100 Drakes Landing Road, Suite 300
Greenbrae, CA  94904

Item 2(c).      Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).      Title of Class of Securities:

Common Stock, $.02 par value

Item 2(e).      CUSIP Number:

576674105

CUSIP No. 576674105	13G	Page 7 of 9 pages

Item 3.           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
☐	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution on accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.           Ownership.

On June 1, 2011, Sycamore sold 66,259 shares of Common Stock.  Following such sale, Sycamore directly owned 49,740 shares of Common Stock and Fullerton Capital directly owned 831,590 shares of Common Stock, collectively representing 7.1% of the Issuer’s outstanding shares of Common Stock at such time (the “June Shares”).  The June Shares were held by or for the benefit of Fullerton Capital and Sycamore.  RBF, as the general partner and investment manager of Fullerton Capital and Sycamore, and Richard B. Fullerton, as the managing member of RBF, may have been deemed to beneficially own the June Shares held by Sycamore and Fullerton Capital for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may have been deemed to have the power to direct the voting or disposition of the June Shares.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

CUSIP No. 576674105	13G	Page 8 of 9 pages

The securities reported on this Schedule as beneficially owned by RBF (the “Shares” and, collectively with the June Shares, referred to here as the “Securities”) are held by or for the benefit of Fullerton Capital.  RBF, as the general partner and investment manager of Fullerton Capital, and Richard B. Fullerton, as the managing member of RBF, may be deemed to beneficially own the Shares held by Fullerton Capital for the purposes of Rule 13d-3 under the Act, insofar as they may be deemed to have the power to direct the voting or disposition of the Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either RBF or Mr. Fullerton is, or was, for any other purpose, the beneficial owner of any of the Securities, and each of RBF and Mr. Fullerton disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, or was, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 12, 2012, in which the Issuer stated that the number of shares of its Common Stock, $0.02 par value outstanding as of December 31, 2011 was 10,542,659 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following  [X].

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

RBF serves as general partner and investment manager to Fullerton Capital and Sycamore that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Mr. Fullerton is the managing member of RBF.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

CUSIP No. 576674105	13G	Page 9 of 9 pages

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton
FULLERTON CAPITAL PARTNERS, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
SYCAMORE OPPORTUNITIES FUND, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member

EXHIBIT LIST

Exhibit A                     Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 6, 2012	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton
FULLERTON CAPITAL PARTNERS, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
SYCAMORE OPPORTUNITIES FUND, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member